

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Via E-mail
Jason T. Young
Chairman and Chief Executive Officer
ARC Group Worldwide, Inc.
810 Flightline Blvd.
Deland, Florida 32724

>**Re:** **ARC Group Worldwide, Inc.**
>**Amendment No. 1 to Registration Statement on Form S-1**
>**Filed January 20, 2015**
>**File No. 333-200666**
>**Form 10-K for the Fiscal Year Ended June 30, 2014**
>**File No. 001-33400**

Dear Mr. Young:

We have reviewed your registration statement and have the following comments.

Amendment No. 1 to Registration Statement on Form S-1 filed January 20, 2015

General

1. We note that you have not yet filed certain exhibits, including the legal opinion. Please file these exhibits as soon as possible so that we will have sufficient time to review them.

Prospectus Summary, page 1

Competitive Strengths, page 2

Established Customer Base in High Growth Markets, page 2

2. We note that you have revised your disclosure in this section to list particular customers. Please advise how you determined which customers to include (ex: contribution to revenue) and whether each of the customers listed are considered your "top customers" or "core customers."

3. We note your revisions in response to comment three of our letter dated December 29, 2014. Please revise your disclosure to address whether the loss of one of your core customers would currently have a material adverse effect regardless of whether you may or may not diversify your customer base in the future. To the extent that any customer(s)

is material to your operations, please file any material contracts with such customer(s) as an exhibit to the registration statement.

The Offering, page 6

Use of Proceeds, page 6

4. We note your revised disclosure in response to comment six of our letter dated December 29, 2014. Your disclosure states that you will be required under the Subordinated Credit Facility to use a certain percentage of the net cash proceeds to reduce your senior leverage ratio, including "50% of the balance, if any, of such net cash proceeds remaining, to the extent necessary to reduce the Senior Leverage Ratio to 2.25:1.00" According to Section 2.2 of the December 23, 2014 amendment to the Subordinated Credit Facility, it appears that you are required to repay 50% of the balance of any net cash proceeds remaining, regardless of your senior leverage ratio. Please advise and revise as necessary.

Risk Factors, page 10

Political instability in international markets and interruptions in timely and cost-efficient … page 20

5. We note your disclosure that "[i]n particular, political instability in these areas [Germany, South Korea, the United Kingdom and Japan] could negatively affect our ability to secure uniterrupted supplies of materials. Please describe the particular political instability and unstable neighboring countries you are referring to.

Form 10-K for the Fiscal Year Ended June 30, 2014

Consolidated Financial Statements

Note 3 – Business Combinations, page 47

6. We note your response to comment 23 from our letter dated December 29, 2014. So that we may better understand the nature and magnitude of any measurement period adjustments you made related to the ATC and Kecy acquisitions, please address the following:

• Show us how you will revise your disclosures in the next quarterly filing on Form 10-Q to reconcile the change in valuation from the amounts presented in your Form 8-K/A to the amounts as of December 29, 2014. In doing so, please differentiate between adjustments reflected in your audited financial statements as of June 30, 2014 and any adjustments made afterwards; and

- Your response indicates that some of these adjustments to assets and liabilities were the result of audit adjustments to ATC's historical books. Please quantify and separately explain each of those adjustments and explain how you determined it was appropriate to include these changes within the measurement period adjustments.

Consolidated Financial Statements

Note 9 – Goodwill, Intangibles and Other Long-Lived Assets, page 52

7. We note your response to comment 24 from our letter dated December 29, 2014 in which you state that, in future filings, you intend to disclose the weighted average amortization period by major intangible asset class. Please confirm that in periods when you acquire intangible assets, you will also disclose the weighted average amortization period for intangible assets acquired in total. Please also confirm that you will disclose the amount of intangible assets assigned to each major intangible asset class. Please refer to ASC 350-30-50-1(a) and (b).

You may contact Lisa Etheredge at (202) 551-3424 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot

for Pamela Long
Assistant Director

CC: Travis L. Gering (*via E-mail*)
Wuersch & Gering, LLP